Exhibit 99.1

Nevada Geothermal Power Reports Results for the Year ended June 30, 2011 and Project Status Report

VANCOUVER, Sept. 27, 2011 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSXV: NGP) (OTCBB: NGLPF) today announced results for the year ended June 30, 2011. Gross margin for the year was $12.6 million and the net loss was $8.6 million.  The full financial results are available at www.sedar.com and on the Company's website at http://www.nevadageothermal.com.

(millions of US $ unless stated otherwise)	Year ended June 30,
	2011	2010	Change
Revenue	24.9	11.8	111%
Gross margin	12.6	4.2	200%
Operating expenses	(5.7)	(4.9)	16%
EBITDA *	15.2	3.1	390%
Operating profit (loss)	6.9	(0.7)	(1086%)
Net loss	(8.6)	(17.2)	(50%)
Net loss per share (basic and diluted) ($)	(0.08)	(0.19)	(58%)
Gross margin % excluding depreciation & amortization	79%	77%	3%
Total assets	193.1	187.3	3%
Short & Long term liabilities	163.2	161.5	1%

The year ended June 30, 2011 was the first full year that the Company's Blue Mountain geothermal power plant was in operation. Power production for the year averaged 45 MW (gross), 35 MW (net), generating revenue of $24.9 million and EBITDA of $15.2 million.

The Company's President and CEO, Mr. Brian Fairbank, commented on the results, saying that, "The Blue Mountain power plant continues to deliver solid operational results, despite current difficulties with the funding structure which resulted in the net loss recorded. We continue to believe that the wellfield is capable of higher power production, and are working towards making this a reality."

Highlights

•	Three properties in California's Imperial Valley purchased from Iceland America Energy
•	$98.5 million 4.14% financing with John Hancock, partially guaranteed by US DOE
•	$7.9 million grant received under the American Recovery and Reinvestment Act of 2009 ("ARRA") subsequent to year-end
•	Crump Joint Venture with Ormat
•	Discussions with EIG regarding potential changes to loan terms continue, with a view to enabling a tax-assisted financing

* Earnings before interest, tax, depreciation and amortization ("EBITDA"), a non-GAAP measure, is calculated as follows:

		2011	2010
Net loss		(8.6)	(17.2)
	Depreciation	7.1	5.0
	Interest expense	16.8	15.4
	Interest income	(0.1)	(0.1)
EBITDA		15.2	3.1

Mr. Fairbank said, "We are continuing to develop our pipeline of geothermal properties, as well as strengthening our management team, in order to be well placed to take advantage of the opportunities that exist in the geothermal energy sector."

Project Status Report

Wellfield optimization is ongoing at Blue Mountain.  Long range outlook model outputs have been recently completed in support of banking requirements.

Drilling and other field work funded by Ormat is continuing at Crump Geyser, Oregon by Crump Geothermal Company, LLC a joint venture holding company owned 50:50 by NGP and Ormat including a Department of Energy (DOE) funded well (35-34) which commenced on September 19, 2011.

NGP has successfully transferred ~ US $1.6 million in DOE funding from the North Valley Project to the Pumpernickel Project for a soil-gas survey and slim-well drilling program. The funding (which was awarded under the American Reinvestment and Recovery Act Geothermal Technologies Program in October 2009), combined with equal funding from NGP, is sufficient to conduct confirmation drilling to demonstrate the viability of geothermal resources at the project. The first phase of work prior to drilling involves environmental studies to fulfill the National Environmental Policy Act requirements which are funded 80 percent by the DOE.

At the New Truckhaven Project in Imperial Valley, NGP is designing a program and commencing permitting work for resource development drilling in 2012.

A thermal gradient hole was drilled to 1460 ft at the North Valley Project near Fernley, North Nevada. Results are pending.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. operates the Faulkner 1 geothermal plant in Nevada.  It is a growing, renewable energy developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources in the United States.  NGP currently owns leasehold interests in eight properties: Blue Mountain, Pumpernickel Valley, Edna Mountain and North Valley in Nevada, New Truckhaven, East Brawley and South Brawley, in California and Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.  NGP estimates a potential of between 200 MW and 450 MW from its current leaseholds.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

%CIK: 0001177440

For further information:

Investor Inquiries:
Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 20:30e 27-SEP-11